Daniel K. Donahue
Tel 949.732.6557
Fax 949.732.6501
donahued@gtlaw.com

April 19, 2012

133213.010100

Via Edgar

H. Roger Schwall, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	West Texas Resources, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed March 29, 2012 File No. 333-178437

Dear Mr. Schwall:

On behalf of our client, West Texas Resources, Inc., a Nevada corporation (the “Company”), we are responding to the staff’s comment letter to Stephen E. Jones, Chief Executive Officer of the Company, dated April 18, 2012, concerning the above-referenced Amendment No. 2 to the Company’s Registration Statement on Form S-1 (“Registration Statement”).

We hereby make reference to our letter to the staff dated March 29, 2012 and the factual summary and legal analysis therein concerning the distribution of the shares of common stock (“Distribution Shares”) of the Company by Russian Resources Energy, Inc. (“Russian Resources”) to the record holders of the common shares of Russian Resources (“Russian Resources Shareholders”).  Based on the factual summary and legal analysis set forth in our letter to the staff dated March 29, 2012, it is our opinion that the issuance of the Distribution Shares to the Russian Resources Shareholders was exempt from the registration requirements of Section 5 of the Securities Act of 1933 (“1933 Act”) pursuant to the exemption from such requirements set forth in Section 4(2) of the 1933 Act.

On behalf of the Company, please be advised that the Company acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has endeavored to fully respond to the staff's comments set forth in its letter dated April 18, 2012.  Thank you in advance for your review.  Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours, /s/ Daniel K. Donahue Daniel K. Donahue

Enclosure

cc:	West Texas Resources, Inc. Farber Hass Hurley LLP